

February 3, 2014

Via E-mail
Mr. Kwok Leung Lee
President
Green Dragon Wood Products, Inc.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

> **Re:** **Green Dragon Wood Products, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed October 8, 2013**
> **File No. 0-53379**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2013

General

1. We note that you have not filed Forms 10-Q for quarters ended June 30, 2013 or September 30, 2013, and that you have not submitted electronically and posted on your corporate Web site, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Please tell us supplementally when you expect to bring your filings up to date.

<u>Item 1A. Risk Factors, page 8</u>

<u>We are dependent on certain key personnel . . . ., page 12</u>

2. We note disclosure in the last paragraph on page 12 that "[n]either [you] nor GDWPCL have an employment agreement with Mr. Lee . . . ." In light of your disclosure in your Current Report on Form 8-K filed February 8, 2013, disclosing, among other things, your entrance into an employment agreement with Mr. Lee, your risk factor disclosure appears inconsistent. Please advise, and in your future filings, please ensure that you update your risk factors and other disclosures appropriately.

<u>Item 2. Properties, page 16</u>

3. Please tell us what consideration you have given to filing the lease discussed in the first paragraph on page 16 as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 17</u>

<u>Recent Sales of Unregistered Securities, page 17</u>

4. We note your disclosure that you "did not sell any unregistered securities during the fiscal year ended March 31, 2013." As disclosed in your Current Report on Form 8-K filed on February 8, 2013, you entered into a subscription agreement for the sale of 20,000,000 shares of company common stock for an aggregate purchase price of $100,000, and you agreed to issue Mr. Lee two million shares of series A convertible preferred Stock at a price of $0.25 per share. Please clarify supplementally all of your recent sales of unregistered securities, and in your future filings please ensure that you update your disclosures appropriately.

<u>Equity Compensation Plan Information, page 17</u>

5. We note your disclosure that "[a]s of the date of this report, we do not have any securities authorized for issuance under any equity compensation plans and we do not have any equity compensation plans." However, we note that you filed a Registration Statement on Form S-8 on April 24, 2013, in connection with the Green Dragon Wood Products, Inc. 2013 Incentive Stock Plan. Please advise. We also refer to Note 17 on page F-22 of your consolidated financial statements regarding "3,525,000 shares of common stock [issued] under the Plan."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

For the Year Ended March 31, 2013 as Compared to the Year Ended March 31, 2012, page 20

Revenue, page 20

6. We note your disclosure under "Revenue" on page 20 that your decrease in revenue was "primarily attributable to the global market decrease in demand for the Company's products." In future filings, please describe any known trends or uncertainties that have had or that you expect may have such an effect on demand that it materially impacts revenue. For example, to the extent you are aware of trends in the "global market", or in the industries in which your customers operate, you should address them if they had, or if you reasonably expect them to have, a material impact on revenues.

Cost of revenue and gross profit, page 20

7. We note your disclosure that "[c]ost of revenue for the fiscal year ended March 31, 2013 was $13,213,900, a *decrease* of $1,941,680 . . ." [emphasis added] and that such decrease was "primarily attributable to the decrease in sales for the Company's product." In the next paragraph, you disclose that the "decrease [in gross profit] was primarily attributable to *increase* on cost of revenues set forth above" [emphasis added]. Please explain this apparent inconsistency to us supplementally, and ensure that you clarify similar disclosures in future filings.

Item 10. Directors, Executive Officers and Corporate Governance, page 27

8. We note your disclosure on page 27 that Ms. Law is "mainly responsible for the internal affairs of Green Dragon." In response to comment 24 in our letter dated February 24, 2011, you indicated that Ms. Law only serves as a director and does not work for the company. As such, please tell us, with a view toward disclosure in future filings, what you mean by your disclosure that Ms. Law is "mainly responsible for the internal affairs of Green Dragon."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 32

9. The reason for your reference to "December 11, 2012" in footnote (1) to your beneficial ownership table is not apparent. Please advise.

10. As disclosed in your Current Report on Form 8-K filed February 8, 2013, in connection with Mr. Lee's employment agreement, the company agreed to issue Mr. Lee 2,000,000 shares of the company's series A convertible preferred stock. Please explain your basis for not including Mr. Lee's ownership of series A convertible preferred stock in your beneficial ownership table.

Item 15. Exhibits, Financial Statement Schedules

11. Please tell us supplementally why you have not filed the tri-parties settlement agreement that you describe beginning on page 21 and elsewhere as an exhibit to the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825, or, in his absence, Nudrat Salik at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Kamyar Daneshvar at (202) 551-3787 or Pamela Long, Assistant Director, at (202) 551-3765.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief